SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 3, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis further strengthens biologics capabilities in expansion of MorphoSys collaboration

•                  Collaboration efforts will focus on the discovery and optimization of antibodies against a significant number of molecular targets in a wide range of diseases

•                  Expanded agreement increases the ability of Novartis to generate therapeutic antibodies – the most successful and fastest growing class of biologics

•                  Biologics comprise 25% of Novartis pre-clinical research portfolio, and alliance supports Novartis commitment to being an industry leader in the discovery and development of innovative biologic therapies for patients

Basel, December 2, 2007 — Novartis has expanded its collaboration with the German biotechnology company MorphoSys to create one of the pharmaceutical industry’s most comprehensive alliances focused on the discovery and development of antibody-based biologic therapies, the most successful and fastest growing class of biologics.

These treatments are based on monoclonal antibodies and are used to treat diseases that,  in some cases, have been more challenging with “small molecule” approaches based on chemical substances.

Under this new 10-year agreement, which may be extended by Novartis for an additional two years, Novartis and MorphoSys will jointly discover and optimize antibodies against a significant number of molecular targets in a wide range of diseases. MorphoSys will also offer increased personnel support for these projects.

In addition, other than rights held by MorphoSys’ current collaborations and access for MorphoSys’ own internal use, Novartis will have virtually exclusive access to MorphoSys’ human antibody libraries and any future improvements made during the collaboration. MorphoSys will also fully transfer a copy of its antibody libraries and technologies to Novartis research sites.

Novartis has been building its position in biologics, consistently growing its capabilities and expertise in the research and development of all biologic therapies, which now represent 25% of the pre-clinical research portfolio. The new Novartis Biologics Unit was created earlier in 2007, establishing a dedicated innovation unit, with a strong biotech culture in the areas of discovery and development unique to biologics, and with full access to the extensive Novartis discovery organization that generates many targets across multiple therapeutic areas.

“This strategic agreement will further leverage MorphoSys antibody technologies with the internal biologics discovery and development capabilities of Novartis so that we can more rapidly and efficiently bring innovative biologic therapies to patients,” said Dr. Mark Fishman, President of Novartis Institutes for BioMedical Research. “MorphoSys has been a valued collaborator during the last three years, and we are pleased to expand this alliance.”

MorphoSys has developed HuCAL (Human Combinatorial Antibody Library), a technology for the rapid and automated production of specific antibodies that involves more than 12 billion functional and distinct fully human antibodies.

Novartis and MorphoSys began the collaboration in May 2004, and it was first expanded in June 2006 to include a greater number of programs. Multiple active therapeutic antibody programs across various diseases have emerged from this collaboration, and the first US regulatory request to start human clinical trials (an “Investigational New Drug” application) was made within the first three years.

Financial terms of the agreement

Based on a 10-year term, Novartis has committed to making total payments, including FTE support, technology transfer, and annual licensing fees of approximately USD 600 million to MorphoSys. Potential payments could exceed USD 1 billion when including milestones  that are contingent upon successful clinical development and market approval of multiple products. MorphoSys may also participate in co-development and assume co-detailing responsibility for selected projects.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “commitment”, “designed to”, “will”, “could”, “contingent”, “potential”, “may”, or similar expressions, or by express or implied discussions regarding the potential development of new products as a result of the agreement described in this release, or regarding potential future revenues from products. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market as a result of Novartis’ collaboration with MorphoSys. Nor can there be any guarantee that, if approved, any such products will achieve any particular levels of revenue in the future. In particular, management’s expectations could be affected by, among other things, unexpected research or clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; unexpected manufacturing difficulties; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion.

Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi	Jeff Lockwood
Novartis Global Media Relations	Novartis Institutes for BioMedical Research
+41 61 324 3018 (direct)	+1 617 871 7026 (direct)
+41 79 596 1408 (mobile)	+1 617 510 6997 (mobile)
john.gilardi@novartis.com	jeffrey.lockwood@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold Katharina Ambuehl Pierre-Michel Bringer Jason Hannon Thomas Hungerbuehler Richard Jarvis Isabella Zinck Central phone no: +41 61 324 7944	Ronen Tamir Jill Pozarek Edwin Valeriano	+1 212 830 2433 +1 212 830 2445 +1 212 830 2456
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 3, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting